Exhibit 100.2

NICE Actimize Named a Leader in IDC MarketScapes on
Anti-Money Laundering and Know-Your-Customer Solutions in Its
2018 Financial Services Reports

The report, addressing AI and machine-learning strengths, solidifies the impact of the
NICE Actimize investment in automation technology to provide institutions with a streamlined and dynamic KYC onboarding process

Hoboken, N.J., October 25, 2018 – NICE Actimize, a NICE business (Nasdaq: NICE) and a leader in Autonomous Financial Crime Management, today announced that IDC, a global provider of market intelligence, has named NICE Actimize a Leader in its two recent financial services reports addressing solutions in anti-money laundering and know-your customer categories. The two reports were the “IDC MarketScape: Worldwide Anti–Money Laundering Solutions in Financial Services 2018 Vendor Assessment” (Doc #US40133316, September 2018) and the “IDC MarketScape: Worldwide Know-Your-Customer Solutions in Financial Services 2018 Vendor Assessment” (Doc #US44292018, September 2018).

Each of the 2018 IDC MarketScape AML and KYC reports noted, “NICE Actimize is suitable for institutions of all sizes that are seeking machine learning and AI capabilities out of the box to achieve certain levels of automation while reducing overall risk.”

Steven D’Alfonso, Research Director, IDC Financial Insights, said, “Artificial intelligence (AI) and machine learning (ML) are becoming increasingly important to AML efficacy. Savvy AML providers have embedded AI/ML and road maps to assist financial institutions with the tuning of their AML models, helping improve accuracy of alerts. Vendors are increasingly using natural language processing and generation to produce regulatory reports, enabling investigators to be more efficient. There are clear benefits in choosing a provider that provides end-to-end AML and know-your customer (KYC) solutions on a shared or unified platform. NICE Actimize is a vendor that does provide end-to-end coverage on AML and KYC on a unified platform.”

Summarizing NICE Actimize’s strengths in the Anti-money Laundering solutions category, the IDC MarketScape report cited four key areas: “Intelligent investigations using AI-enabled robotic process automation to automate time consuming tasks; false positive reduction via intelligent customer segmentation to apply rules across granular populations; and predictive suspicious activity report (SAR) scoring to determine how likely an alert will become an SAR and rule simulations using machine learning across large data sets to evaluate outcomes prior to model implementation.”

Addressing NICE Actimize’s strengths in Know-Your Customer solutions, the IDC MarketScape report outlined, “NICE Actimize has made a substantial investment in automation technology to provide institutions with a streamlined and dynamic KYC onboarding process; NICE Actimize provides real-time risk assessment of new customers as data is collected; NICE Actimize offers data collection automation and a dynamic interview process with the ability to automate elements of the collection process; and AI is used to deliver a risk prediction score for each monitored entity with alerting for customers that may require further investigation.”

Barak Eilam, CEO, NICE, stated, “Perhaps nowhere will intelligent automation have a stronger impact in improving effectiveness than in the fight against money laundering and the effort to improve compliance related tasks such as how systems detect suspicious activities and how investigators gather data and draw conclusions. NICE Actimize continues to make substantial investments in the anti-money laundering category, and our competitive advantages include the continued expansion of AI technologies, our managed analytics, our case management platform, and the build out of our cloud-based offerings. We are pleased that the IDC MarketScape has recognized us as a Leader in this year’s Anti-Money Laundering and KYC reports and the innovation in automation that we have brought to these categories.”

According to the IDC MarketScape on AML, “Anti–money laundering detection and prevention continues to be an area of sensitivity for financial institutions largely driven by regulatory pressures and fines or threat of financial penalties. Regulator expectations around detection capabilities and false positive reductions are increasing. Financial institutions must increasingly apply better risk-based analytics to increase the efficacy of their AML detection engines.”

This year, NICE Actimize released its first Autonomous Financial Crime Management-based anti-money laundering solution. Providing operational efficiency to compliance teams, the Actimize Suspicious Transaction Monitoring (SAM) solution features machine learning-based models to reduce false positives by up to 30 per cent. The solution is driven by robotic process automation, which eliminates the manual search for third party data, increases team productivity, and reduces investigation time for a single alert by up to 70 percent.

SAM also keeps model risk management documentation at the forefront of its work, with its “analytics with a window” policy. Compliance officers around the world will be able to explain to regulators, board members and other stakeholders why, when and how they created and used machine learning analytics within their environment.

To download an excerpt of the IDC MarketScape report, please click here.

IDC MarketScape
IDC MarketScape vendor analysis model is designed to provide an overview of the competitive fitness of ICT (information and communications technology) suppliers in a given market. The research methodology utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each vendor’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of IT and telecommunications vendors can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective vendors.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.